Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	2,401,080
Due from brokers		6,353,052
Due from affiliates		6,868,225
Fixed assets (net of accumulated depreciation and amortization of $579,902)		805,581
Other assets		224,525
Total assets	$	16,652,463
Liabilities and member's equity		
Liabilities:		
Due to Parent	$	311,331
Accrued expenses and other liabilities		568,423
Total liabilities		879,754
Member's equity		15,772,709
Total liabilities and member's equity	$	16,652,463

See accompanying notes.